SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          LEAPFROG SMART PRODUCTS, INC.
                               (Name of Issuer)


                                 COMMON STOCK
                       (Title of Class of Securities)


                                 521 911 107
                               (CUSIP Number)

                            Nadeau & Simmons, P.C.
                           1250 Turks Head Building
                             Providence, RI  02903
                                (401) 272-5800

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 5, 2000
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521 911 107                    13D


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DALE GROGAN

     VAN STATON

     GEORGE MACKAY

     RANDOLPH TUCKER

     WILLIAM CAMPION

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |   |
                                                                  (b) |   |


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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     SC  (The source of funds or consideration for all persons listed in Section
          1 was the Company whose securities are being acquired)

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA  (All persons listed in Section 1 are United States Citizens)

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                       7    SOLE VOTING POWER

     NUMBER OF
                            DALE GROGAN    WILLIAM CAMPION     VAN STATON
                            309,500        325,681             304,858

      SHARES                GEORGE MACKAY  RANDOLPH TUCKER
                            285,500        490,500
                       -----------------------------------------------------
                       8    SHARED VOTING POWER
BENEFICIALLY OWNED BY       0
                       -----------------------------------------------------
                       9    SOLE DISPOSITIVE POWER

     EACH                   DALE GROGAN    WILLIAM CAMPION     VAN STATON
                            309,500        325,681             304,858
   REPORTING
                            GEORGE MACKAY  RANDOLPH TUCKER
  PERSON WITH               285,500        490,500
                       -------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     DALE GROGAN  WILLIAM CAMPION  VAN STATON  GEORGE MACKAY  RANDOLPH TUCKER
     309,500      325,681          304,858     285,500        490,500

     TOTAL:  1,716,039

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*
                                                                      |  |

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     DALE GROGAN  WILLIAM CAMPION  VAN STATON  GEORGE MACKAY  RANDOLPH TUCKER
     5.44%        5.73%            5.36%       5.02%          8.62%
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14   TYPE OF REPORTING PERSON*

     IN  (Each person listed in Section 1 is an individual)
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

This Statement relates to the Common Stock of Leapfrog Smart Products, Inc., a Colorado corporation (the "Company" or "Issuer"), which has its principal corporate offices at 1011 Maitland Center Commons, Maitland, FL 32751.


ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Statement is being filed by Dale Grogan, William Campion, Van Staton, George MacKay and Randolph Tucker (the "Shareholders").

     (b) The business address of the Shareholders is C/O Leapfrog Smart Products, Inc. 1011 Maitland Center Commons, Maitland, FL 32751.

     (c) The present principal occupation or employment of the Shareholders are as set forth below:

     Dale Grogan             Officer and Director of Registrant

     William Campion         Director of Registrant

     Van Staton              Director of Registrant

     George MacKay           Director of Registrant

     Randolph Tucker         Officer and Director of Registrant

The following table sets forth the membership of the Shareholders and ownership of their Leapfrog Smart Products, Inc. common stock:

Beneficial Ownership.

Dale Grogan                             309,500             5.44 %
C/O Leapfrog Smart Products, Inc.,
1011 Maitland Center Commons
Maitland, FL  32751

William Campion                         325,681             5.73%
C/O Leapfrog Smart Products, Inc.,
1011 Maitland Center Commons
Maitland, FL 32751

Van Staton                              304,858             5.36%
C/O Leapfrog Smart Products, Inc.,
1011 Maitland Center Commons
Maitland, FL 32751

George MacKay                           285,500             5.02%
C/O Leapfrog Smart Products, Inc.,
1011 Maitland Center Commons
Maitland, FL 32751

Randolph Tucker                         490,500             8.62%
C/O Leapfrog Smart Products, Inc.,
1011 Maitland Center Commons
Maitland, FL 32751

     (d) During the last five years, the Shareholders have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Shareholders, have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

     (f) The Shareholders are all United States citizens.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

The Shareholders hold the securities described herein in connection with the issuance of Leapfrog Smart Products, Inc. Common Stock, subsequently exchanged with Registrant Common Stock, pursuant to the Plan and Agreement of Merger, attached as Exhibit 2.10 of the Registrant's Form 8-K/A filed with the Securities and Exchange Commission ("SEC") on March 8, 2000 and incorporated herein by reference.


ITEM 4.  PURPOSE OF TRANSACTION

The Shareholder hold the Common Stock as affiliates and officers of the Registrant.

     (a) The Shareholders may acquire more shares of Common Stock or dispose of Common Stock as business and market conditions dictate.

     (b) The Shareholder do not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries.

     (c) The Shareholders do not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

     (d) The Shareholders do not have any plans or proposals that relate to or would result in any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing open vacancies on the board.

     (e) The Shareholders do not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Company.

     (f) The Shareholders do not have any plans or proposals that relate to or would result in any other material change in the Company's business or corporate structure.

     (g) The Shareholders do not have any plans or proposals that relate to or would result in changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person.

     (h) The Shareholders do not have any plans or proposals that relate to or would result in causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) The Shareholders do not have any plans or proposals that relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

     (j) The Shareholders do not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Shareholders beneficially owns the number of shares of Common Stock, representing the percentages of the total issued and outstanding shares of Common Stock set forth below. The Shareholders have sole power to direct the vote of these shares and sole power to direct the disposition of such shares.

     Dale Grogan                309,500               5.44%
     William Campion            325,681               5.73%
     Van Staton                 304,858               5.36%
     George MacKay              285,500               5.02%
     Randolph Tucker            490,500               8.62%

     (a) Number of Shares and Percentages of Common Stock Owned as of the date of this filing:

Dale Grogan                            309,500           5.44%
C/O LEAPFROG SMART PRODUCTS, INC.
1011 Maitland Center Commons,
Maitland, FL  32751

William Campion                        325,681           5.73%
C/O LEAPFROG SMART PRODUCTS, INC.
1011 Maitland Center Commons,
Maitland, FL 32751

Van Staton                             304,858           5.36%
C/O LEAPFROG SMART PRODUCTS, INC.
1011 Maitland Center Commons,
Maitland, FL 32751

George MacKay                          285,500           5.02%
C/O LEAPFROG SMART PRODUCTS, INC.
1011 Maitland Center Commons,
Maitland, FL 32751

Randolph Tucker                        490,500           8.62%
C/O LEAPFROG SMART PRODUCTS, INC.
1011 Maitland Center Commons,
Maitland, FL 32751

     (b) The Shareholders have the sole power to vote and to dispose of the shares described herein.

     (c) Not applicable.

     (d) The Shareholders know of no person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

     (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS OR UNDERTAKINGS WITH RESPECT TO
         SECURITIES OF THE ISSUER

The Shareholder beneficially owns the number of shares of Common Stock of the Company, representing the percentages of the total issued and outstanding shares of Common Stock of the Company set forth below. The Shareholder has the authority to vote or direct the vote of the Shareholder's shares of Common
Stock of the Company.

Dale Grogan             304,500              5.44%
William Campion         325,681              5.73%
Van Staton              304,858              5.36%
George MacKay           285,500              5.02%
Randolph Tucker         490,500              8.62%


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   March __, 2000


         /s/ Nadeau & Simmons, P.C.

         NADEAU & SIMMONS, P.C.,
         Filing Agent for Dale Grogan, William Campion, Van Staton, George MacKay, Randolph Tucker

         /s/ Dale Grogan

         DALE GROGAN

         /s/ Bill Campion

         WILLIAM CAMPION

         /S/ Van Staton

         VAN STATON

         /s/ George MacKay

         GEORGE MACKAY

         /s/ Randolph Tucker

         RANDOLPH TUCKER